

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

Gregory Weaver
Chief Financial Officer
Eloxx Pharmaceuticals, Inc.
950 Winter Street
Waltham, MA 02451

> **Re: Eloxx Pharmaceuticals, Inc.**
> **Registration Statement of Form S-3**
> **Filed November 16, 2018**
> **File No. 333-228430**

Dear Mr. Weaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Daniel L. Forman, Esq.